SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

KITOV PHARMA LTD.

(Name of Issuer)

American Depositary Shares, each ADS
represents one (1) Ordinary Share, no par value
(Title of Class of Securities)

49803V107**

(CUSIP Number)

January 8, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** 49803V107 is the CUSIP number for the American Depository Shares traded on the Nasdaq Stock Market. The ISIN number for the Ordinary Shares is IL0007650166.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49803V107	13G	Page 2 of 13 Pages

1.	Names of Reporting Persons Pontifax (Israel) II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,560,566[1] ADSs
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,560,566[1] ADSs

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,560,566[1] ADSs
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of 1,156,797 ADSs owned by Pontifax (Israel) II L.P. and warrants to purchase 403,769 ADSs exercisable within 60 days as of January 8, 2020. Pontifax Management II L.P. ("Pontifax Management") is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management 2 G.P. (2007) Ltd. ("Pontifax Management GP") is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities.

CUSIP No. 49803V107	13G	Page 3 of 13 Pages

1.	Names of Reporting Persons Pontifax (Cayman) II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,071,764[1] ADSs
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,071,764[1] ADSs

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,071,764[1] ADSs
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.7%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of 1,535,732 ADSs owned by Pontifax (Cayman) II L.P. and warrants to purchase 536,032 ADSs exercisable within 60 days as of January 8, 2020. Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities.

CUSIP No. 49803V107	13G	Page 4 of 13 Pages

1.	Names of Reporting Persons Ran Nussbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☐ (d) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,238,136 ADSs[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,238,136 ADSs[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,136 ADSs[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 449,065 ADSs owned by Pontifax (Israel) II - Individual Investors, L.P. and warrants to purchase 156,741 ADSs exercisable within 60 days of January 8, 2020; (b) 1,156,797 ADSs owned by Pontifax (Israel) II L.P. and warrants to purchase 403,769 ADSs exercisable within 60 days of January 8, 2020, and (c) 1,535,732 ADSs owned by Pontifax (Cayman) II L.P. and warrants to purchase 536,032 ADSs exercisable within 60 days of January 8, 2020. Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities.

CUSIP No. 49803V107	13G	Page 5 of 13 Pages

1.	Names of Reporting Persons Tomer Kariv
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(e) ☐ (f) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,238,136 ADSs[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,238,136 ADSs[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,136 ADSs[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person (See Instructions) IN

1.	Consists of (a) 449,065 ADSs owned by Pontifax (Israel) II - Individual Investors, L.P. and warrants to purchase 156,741 ADSs exercisable within 60 days of January 8, 2020; (b) 1,156,797 ADSs owned by Pontifax (Israel) II L.P. and warrants to purchase 403,769 ADSs exercisable within 60 days of January 8, 2020, and (c) 1,535,732 ADSs owned by Pontifax (Cayman) II L.P. and warrants to purchase 536,032 ADSs exercisable within 60 days of January 8, 2020. Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities.

CUSIP No. 49803V107	13G	Page 6 of 13 Pages

1.	Names of Reporting Persons Pontifax Management II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(g) ☐ (h) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,238,136 ADSs[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,238,136 ADSs[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,136 ADSs[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person (See Instructions) PN

1.	Consists of (a) 449,065 ADSs owned by Pontifax (Israel) II - Individual Investors, L.P. and warrants to purchase 156,741 ADSs exercisable within 60 days of January 8, 2020; (b) 1,156,797 ADSs owned by Pontifax (Israel) II L.P. and warrants to purchase 403,769 ADSs exercisable within 60 days of January 8, 2020, and (c) 1,535,732 ADSs owned by Pontifax (Cayman) II L.P. and warrants to purchase 536,032 ADSs exercisable within 60 days of January 8, 2020. Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities.

CUSIP No. 49803V107	13G	Page 7 of 13 Pages

1.	Names of Reporting Persons Pontifax Management 2 G.P. (2007) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(i) ☐ (j) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,238,136 ADSs[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,238,136 ADSs[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,238,136 ADSs[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.4%
12.	Type of Reporting Person (See Instructions) CO

1.	Consists of (a) 449,065 ADSs owned by Pontifax (Israel) II - Individual Investors, L.P. and warrants to purchase 156,741 ADSs exercisable within 60 days of January 8, 2020; (b) 1,156,797 ADSs owned by Pontifax (Israel) II L.P. and warrants to purchase 403,769 ADSs exercisable within 60 days of January 8, 2020, and (c) 1,535,732 ADSs owned by Pontifax (Cayman) II L.P. and warrants to purchase 536,032 ADSs exercisable within 60 days of January 8, 2020. Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities.

CUSIP No. 49803V107	13G	Page 8 of 13 Pages

Introductory Note: This Schedule 13G is filed on behalf of Pontifax (Israel) II L.P., a limited partnership organized under the laws of the State of Israel and Pontifax (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands, Pontifax Management II L.P., a limited partnership organized under the laws of the State of Israel, Pontifax Management 2 G.P. (2007) Ltd., an Israeli company, Ran Nussbaum and Tomer Kariv, in respect of ADSs of Kitov Pharma Ltd.

Item 1(a).	Name of Issuer:

KITOV PHARMA LTD.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 6701101, Israel

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Pontifax (Israel) II L.P., Pontifax (Cayman) II L.P., Pontifax Management II L.P., Pontifax Management 2 G.P. (2007) Ltd., Ran Nussbaum and Tomer Kariv.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The addresses of the Reporting Persons are:

Pontifax (Israel) II L.P. - 14 Shenkar St. Herzliya, 46140, Israel.

Pontifax (Cayman) II, L.P. - PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Pontifax Management II L.P. - 14 Shenkar St. Herzliya, 46140, Israel

Pontifax Management 2 G.P. (2007) Ltd. – 14 Shenkar St. Herzliya, 46140, Israel

Ran Nussbaum - 14 Shenkar St. Herzliya, 46140, Israel

Tomer Kariv - 14 Shenkar St. Herzliya, 46140, Israel

Item 2(c).	Citizenship:

Pontifax (Israel) II L.P. is organized in the State of Israel, Pontifax (Cayman) II L.P. is organized in the Cayman Islands, Pontifax Management II L.P. is organized in the State of Israel, Pontifax Management 2 G.P. (2007) Ltd. is incorporated in the State of Israel, Ran Nussbaum is a citizen of the State of Israel, and Tomer Kariv is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities: ADSs

Item 2(e).	CUSIP Number: 49803V107

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 49803V107	13G	Page 9 of 13 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

4,238,136 ADSs1

(b)	Percent of class:

13.4%1

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 4,238,136 ADSs[1]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,238,136 ADSs[1]

1.	Consists of (a) 449,065 ADSs owned by Pontifax (Israel) II - Individual Investors, L.P. and warrants to purchase 156,741 ADSs exercisable within 60 days of January 8, 2020; (b) 1,156,797 ADSs owned by Pontifax (Israel) II L.P. and warrants to purchase 403,769 ADSs exercisable within 60 days of January 8, 2020, and (c) 1,535,732 ADSs owned by Pontifax (Cayman) II L.P. and warrants to purchase 536,032 ADSs exercisable within 60 days of January 8, 2020. Pontifax Management is the general partner of the Pontifax (Israel) II - Individual Investors, L.P., Pontifax (Israel) II L.P., and Pontifax (Cayman) II L.P., and Pontifax Management GP is the general partner of Pontifax Management. Mr. Kariv and Ran Nussbaum are directors of Pontifax Management GP and, as such, hold voting and/or dispositive power over the ADSs held by these entities.

CUSIP No. 49803V107	13G	Page 10 of 13 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 49803V107	13G	Page 11 of 13 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

PONTIFAX (ISRAEL) II L.P.

By:	/s/ Pontifax Management II L.P.
Name:	Pontifax Management II L.P.
Title:	General Partner

By:	/s/ Pontifax Management 2 G.P. (2007) LTD.
Name:	Pontifax Management 2 G.P. (2007) LTD.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX (CAYMAN) II L.P.

By:	/s/ Pontifax Management II L.P.
Name:	Pontifax Management II L.P.
Title:	General Partner

By:	/s/ Pontifax Management 2 G.P. (2007) LTD.
Name:	Pontifax Management 2 G.P. (2007) LTD.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT II L.P.

By:	/s/ Pontifax Management 2 G.P. (2007) LTD.
Name:	Pontifax Management 2 G.P. (2007) LTD.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT 2 G.P. (2007) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 49803V107	13G	Page 12 of 13 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 13, 2020, by and among Pontifax (Israel) II L.P., Pontifax (Cayman) II L.P., Pontifax Management II L.P., Pontifax Management 2 G.P. (2007) Ltd., Ran Nussbaum and Tomer Kariv.

CUSIP No. 49803V107	13G	Page 13 of 13 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the American Depository Share, which each ADS represents one (1) Ordinary Share, no par value, of Kitov Pharma Ltd., dated as of February 13, 2020, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2020

PONTIFAX (ISRAEL) II L.P.

By:	/s/ Pontifax Management II L.P.
Name:	Pontifax Management II L.P.
Title:	General Partner

By:	/s/ Pontifax Management 2 G.P. (2007) LTD.
Name:	Pontifax Management 2 G.P. (2007) LTD.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX (CAYMAN) II L.P.

By:	/s/ Pontifax Management II L.P.
Name:	Pontifax Management II L.P.
Title:	General Partner

By:	/s/ Pontifax Management 2 G.P. (2007) LTD.
Name:	Pontifax Management 2 G.P. (2007) LTD.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT II L.P.

By:	/s/ Pontifax Management 2 G.P. (2007) LTD.
Name:	Pontifax Management 2 G.P. (2007) LTD.
Title:	General Partner

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

PONTIFAX MANAGEMENT 2 G.P. (2007) LTD.

By:	/s/ Ran Nussbaum
Name:	Ran Nussbaum
Title:	Director

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/ Tomer Kariv
TOMER KARIV